SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under

                 The Public Utility Holding Company Act of 1935

   THE SOUTHERN COMPANY                        SOUTHERN COMPANY SERVICES, INC.
270 Peachtree Street, N.W.                        64 Perimeter Center East
  Atlanta, Georgia 30303                           Atlanta, Georgia 30346

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

  Tommy Chisholm, Secretary                              Tommy Chisholm
    The Southern Company                          Vice President and Secretary
 270 Peachtree Street, N.W.                      Southern Company Services, Inc.
   Atlanta, Georgia  30303                         270 Peachtree Street, N.W.
                                                     Atlanta, Georgia  30303

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

                                 W. L. Westbrook
                            Financial Vice President
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

           John D. McLanahan                        Walter M. Beale, Jr.
         Troutman Sanders LLP                          Balch & Bingham
600 Peachtree Street, N.E., Suite 5200       1901 Sixth Avenue North, Suite 2600
      Atlanta, Georgia 30308-2216                 Birmingham, Alabama 35203



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                              INFORMATION REQUIRED

Item 1.    Description of Proposed Transactions.

           1.1 Southern Company Services, Inc. ("Services") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Services provides certain services for Southern and its associate companies in the Southern electric system pursuant to authorization of the Commission. Services proposes, from time to time on or before December 31, 2003, to incur indebtedness in an aggregate amount up to $200,000,000 at any time outstanding pursuant to one or more of the methods of borrowing described hereinafter.
           1.2 Services proposes that it may issue and sell new notes (the "Proposed Notes") to a lender or lenders other than Southern. The Proposed Notes would be issued pursuant to an agreement or agreements with such lender or lenders and may be guaranteed by Southern as to principal, premium, if any, and interest. Southern hereby requests authority for such guarantee. The Proposed Notes may have terms of up to 30 years, contain sinking funds and bear interest at a rate or rates not to exceed 3 1/2 percentage points per annum over the rate for United States Treasury securities of corresponding maturity at the time the lender or lenders commit to purchase the particular issue. Services may engage an agent to place the Proposed Notes for a commission not in excess of 1/2 of 1% of the principal amount borrowed.
           1.3 Services further proposes that it may effect short-term or term-loan borrowings under one or more revolving credit commitment agreements. Short-term borrowings under such agreement or agreements would have a maximum maturity of one year; term loans would have maturities up to 10 years. It is expected that the borrowings would be evidenced by a "grid" promissory note to be dated the date of the initial borrowing and the date of each borrowing thereafter when a "grid" short-term or term-loan note, as the case may be, is not outstanding.
                  The proposed borrowings would bear interest at rates to be negotiated with the lending bank or banks. Borrowings under the proposed revolving credit commitment agreements would be at rates per annum not in excess of (a) the lender's prime or base ("Prime") rate plus 1%; (b) the lender's certificate of deposit ("CD") rate plus 1 3/4%; and (c) the lender's LIBOR plus 2%. Services also may negotiate separate rates for particular borrowings, an option Services would pursue only if the resulting rates are considered more favorable than those otherwise available under the commitments. In addition, it is expected that Services will be obligated to pay a commitment fee not in excess of 1/2 of 1% per annum of the unused portion of each lending bank's commitment.
          It is proposed that Southern may guarantee the borrowings by Services described in this Item 1.3.
           1.4 Services also proposes that it may effect borrowings from certain banks and other institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than 10 years after the date of borrowing, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature in not more than 10 years after the date of borrowing. Generally, borrowings will be prepayable in whole, or in part, without penalty or premium, and will be at rates per annum not in excess of the Prime rate, the CD rate plus 1%, and LIBOR plus 1%. Services also may negotiate separate rates for, and/or agree not to prepay, particular borrowings if it is considered more favorable to Services. Compensation for the credit facilities, not to exceed 1/2 of 1% per annum of the amount of the facilities, is expected to be provided by balances or comparable fees in lieu of balances.
           It is proposed that Southern may guarantee the borrowings by Services described in this Item 1.4.
           1.5 Services also proposes that it may effect borrowings through the issuance of notes to Southern. Such notes will bear interest at a rate equal to the average effective interest cost of Southern's outstanding obligations for borrowed money on the date of issue as authorized by the Commission or, if no such obligations are outstanding at the time, at the rate or rates at which Southern may borrow under its existing lines of credit as authorized by Commission order dated August 1, 1995 in HCAR NO. 35-26346.
           1.6 The net proceeds realized by Services from borrowings authorized hereunder will be used to fund the general requirements of its business, including the possible refunding of outstanding indebtedness. Specifically, Services proposes to retain its currently approved level of borrowings at $200 million as previously authorized by Commission order dated August 31, 1993 in HCAR NO. 35-25847. The proceeds will be used in the routine course of business for funding required capital expenditures, computer equipment, software and office equipment and maintaining an adequate working capital level. Continuation of the currently approved level of borrowings will afford Services the flexibility needed to respond appropriately as the industry's competitive environment unfolds. None of the proceeds from any borrowings or from the sale of any of the Notes proposed herein will be used by Southern or any subsidiary company thereof for the acquisition of an interest in an EWG or a FUCO (each as defined in Item 3.4 hereof). Services will not use the proceeds of borrowings authorized hereunder to refund outstanding indebtedness unless the estimated present value savings derived from the net difference between interest payments on a new issue of comparable securities and those securities refunded is on an after tax basis greater than the estimated present value of all redemption, tendering and issuing costs, assuming an appropriate discount rate. Such discount rate is based on the estimated after-tax interest rate on securities issued for refunding purposes.

Item 2.    Fees, Commissions and Expenses.
                  The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions of this Application or Declaration are estimated not to exceed $20,000.

Item 3.    Applicable Statutory Provisions.
           3.1 Southern and Services consider that the issuance and sale of the Proposed Notes, and their guaranty by Southern, and the additional notes to Southern are subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 promulgated thereunder.
           3.2 Southern and Services consider that the issuance of notes by Services and their guaranty by Southern, as described in Items 1.3 and 1.4, are subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder.
           3.3 Southern and Services consider that the issuance by Services of additional notes to Southern is subject to Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and, upon the issuance of the Commission's order herein, will be excepted from the requirements of Rule 45(a) pursuant to paragraph (b)(1) thereof.
           3.4 Rule 54 Analysis. The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
                  Southern currently meets all of the conditions of Rule 53(a). At October 31, 1996, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $890.5 million, or about 25% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1996 ($3.601 billion). In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Accordingly, since the requirements of Rule 53(a) are currently met and none of the circumstances described in Rule 53(b) has occurred, the provisions of Rule 53(c) are currently inapplicable.

                  Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. approval for certain financing transactions by Services) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

                  With respect to the financing transactions proposed hereunder, Services hereby requests authority to file certificates of notification under Rule 24 on a quarterly basis (within 45 days following the close of each calendar quarter).



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Item 4.    Regulatory Approval.
                  The proposed transactions are not subject to the jurisdiction of any state commission or of any federal commission other than the Securities and Exchange Commission.

Item 5.    Procedure.
                  Services and Southern request that the Commission's order herein be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Services and Southern hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order herein, unless such Division opposes the transactions herein proposed.

Item 6.    Exhibits and Financial Statements.

           (a)    Exhibits.

   A-1     -   Form of Loan Agreement, Note and Guaranty Agreement applicable to
               Proposed Notes. (To be filed by amendment.)

   A-2     -   Form of Revolving Credit Agreement.  (To be filed by amendment.)

   B       -   None.

   C       -   None.

   D       -   None.

   E       -   None.

   F-1     -   Opinion of Balch & Bingham, counsel for Services. (To be
               filed by amendment.)

   F-2     -   Opinion of Troutman Sanders LLP, counsel for Southern.
               (To be filed by amendment.)

   G       -   Form of Notice.


           (b)    Financial Statements.

                  Balance sheet, cash flow and statement of capitalization of Services at December 31, 1995. (Reference is made to the financial statements contained in the Annual Report on Form U5S for The Southern Company for 1995, File No. 30-222-2.)

                  Since December 31, 1995, there have been no material changes, not in the ordinary course of business, in the financial condition of Services from that set forth in or contemplated by the foregoing financial statements.

Item 7.    Information as to Environmental Effects.
                  (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the business of Services and Southern. Accordingly, the Commission's action in these matters will not constitute any major federal action significantly affecting the quality of the human environment.
                  (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated November 15, 1996                  THE SOUTHERN COMPANY



                                         By /s/Tommy Chisholm
                                                   Tommy Chisholm
                                                      Secretary


                                         SOUTHERN COMPANY SERVICES, INC.



                                         By /s/Wayne Boston
                                                  Wayne Boston
                                               Assistant Secretary